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EXHIBIT 99.1                                              FOR IMMEDIATE RELEASE

 Contact:
     John W. Hudson
     Parametric Technology Corp.
     (617) 398-5000

          PARAMETRIC TECHNOLOGY CORPORATION ACQUIRES OBJECT-ORIENTED
            SOFTWARE TECHNOLOGY FOR PROJECT MODELING AND MANAGEMENT

  WALTHAM, Mass., July 11, 1996--Parametric Technology Corporation (NASDAQ:
PMTC), developer of the Pro/ENGINEER(R) family of software tools used to automate mechanical product development, announced today that it has acquired project modeling and management software technology from Greenshire License Co. for approximately $30 million. Specific terms were not disclosed. The acquisition will be accounted for as a purchase and the company will record a non-recurring charge during its current fiscal quarter (which ends September 30, 1996) for substantially all of the purchase price.

  The acquired software technology, called Reflex, is a three-dimensional
(3D), object-oriented modeling and management system that enables designers to use objects, created and stored in library databases, to design, visualize, manage and operate various types of large engineering projects.

  According to Steven C. Walske, chairman and chief executive officer of Parametric Technology: "Consistent with our own flagship product, Pro/ENGINEER, the Reflex software represents very interesting, leading-edge technology with a great deal of potential for transforming the way engineers, designers and architects work. At present, however, this is raw technology, and we anticipate that it will require additional development effort by PTC before we have applications that are commercially viable."

  Walske noted that the Reflex software has generated no meaningful revenue to date, and that any revenue generated from the acquired technology would be immaterial during Parametric's first year of ownership. There should be no dilutive impact from the acquisition or its follow-on development and start-up activities, he added.

  "While the acquisition has no near-term impact on our business operations or growth prospects, we believe that it should--over time--expand the size of the market opportunity that Parametric Technology is addressing," said Walske. "We view that aspect of this acquisition very positively."

  Jonathan Ingram and Gerard Gartside are the co-founders and principal developers of the Reflex software. According to Ingram, "We knew we had some pretty exciting core technology on our hands, but we also knew that we needed the leverage of Parametric's technical and marketing resources if we were ever going to make significant inroads in the marketplace. With Parametric behind this technology, we believe that the software has an opportunity to one day set new standards for project modeling and design."

  At present, the Reflex software consists of three components--the core technology or "object engine"; various libraries of standard elements for automating the design process; and a library development language, which is a tool for developing applications on top of the core architecture. The Reflex modeler comprises functionality for fully coordinating project modeling, including 2D drafting, 3D modeling, drawing production, inherent coordination, fully dynamic model movement in all views, element creation, interference or clash detection, and various data exchange capabilities. The core modeler is complemented by rendering and visualization software.

  Walske estimated that it will take at least six months to complete the development of a 1.0 release of the software. The development program includes plans for a new user interface; support for multiple platforms and operating systems; and development of applications for selected vertical markets.

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PARAMETRIC TECHNOLOGY ACQUIRES NEW SOFTWARE TECHNOLOGY--PAGE 2

  Walske noted that the Reflex technology is differentiated from other project modeling systems by its "intelligent" parametric elements which can provide Pro/ENGINEER-like associativity, so that changes to the specifications of a project result in all relevant elements of the model and the related drawings and schedules being instantly updated. He also noted that while Reflex represents raw technology by Parametric's standards, there are several large architectural and engineering firms currently using customized early versions of the software to manage large projects.

  "The ability to track, manage and instantly update the vast amounts of data generated by a large engineering project should be applicable and beneficial to a wide spectrum of applications throughout the AEC (architectural, engineering and construction) market," said Walske. "The technology is also scaleable in that its productivity-enhancing benefits should be as valuable to a small engineering project as to a large-scale project that encompasses multiple companies and multiple disciplines."

  He added, "Our initial focus with this technology will be on higher end applications that permit us to leverage our large and very successful direct sales organization. From there, we can evaluate the marketplace's interest in and reaction to this technology, and allow that feedback to guide future technical direction."

  Parametric Technology Corporation is the CAD/CAM/CAE industry's leading supplier of software tools used to automate the mechanical development of a product from its conceptual design through its release into manufacturing. Worldwide, more than 10,500 companies employ PTC's integrated software technologies to reduce time to market, improve engineering processes, and optimize product quality. Parametric Technology's growth strategy emphasizes technological leadership, aggressive price/performance, hardware independence, worldwide distribution, and extensive customer support.

  Except for the historical information contained herein, some matters discussed in this news release constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. These include the company's ability to integrate the acquired technology successfully, retain key personnel associated with the acquisition, develop new products in a timely manner, as well as other risks and uncertainties that are detailed from time to time in reports filed by PTC with the Securities and Exchange Commission, including the company's report on Form 10-Q for the quarter ended March 30, 1996.

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  Pro/ENGINEER is a registered trademark of Parametric Technology Corporation.

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